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                                                               EXHIBIT 7.1

                              DEMAND PROMISSORY NOTE



$848,904.56                                                      July 27, 1997
                                                               Cleveland, Ohio


     FOR VALUE RECEIVED, STEVEN A. CALABRESE ("Maker"), promises to pay in lawful money of the United States of America to RICHARD M. OSBORNE ("Payee"), at such offices or at such other place as Payee may from time to time designate in writing, the principal sum of Eight Hundred Forty Eight Thousand Nine Hundred and Four Dollars and Fifty Six Cents ($848,904.56), which shall be payable upon demand.

     The principal balance of this Note from time to time outstanding shall bear interest at a rate per annum equal to the prime rate as stated in The Wall Street Journal from time to time (the "Prime Rate"), plus two percent (2%). Changes in the interest rate will be effective on the date the Prime Rate changes. Interest hereunder shall be computed on the unpaid principal balance as exists from time to time on the basis of the actual days elapsed over the period of a 365 day year. Interest shall be due and payable with the principal balance upon demand.

     This Note may be prepaid, in whole or in part by Maker at any time prior to maturity without penalty or premium.

     THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OHIO.

     IN WITNESS WHEREOF, Maker has caused this Note to be executed as of the day and year first above written.


WITNESSES:                         MAKER


/s/ Dina Baca                      /s/ Steven A. Calabrese
---------------------------        -----------------------
           Dina Baca                Steven A. Calabrese
Print Name:----------------

/s/ Debra Duncan
---------------------------
           Debra Duncan
Print Name:----------------